Exhibit 99.2

RECENT DEVELOPMENTS

Minutes of the Board of Directors’ Meeting held on February 11, 2014 to call the Annual Shareholders’ Meeting

The Board of Directors of TOTAL S.A. (“TOTAL) met on February 11, 2014 under the chairmanship of Christophe de Margerie, Chairman and Chief Executive Officer. It reviewed the consolidated financial statements for the fourth quarter of 2013 and approved the full-year consolidated and parent company financial statements.  It recommended the payment of a 2013 dividend of €2.38 per share, which will be submitted to shareholders for approval at the Annual Meeting to be held in Paris on May 16, 2014. This amount represents a 1.7% increase on the 2012 dividend of €2.34 per share. The final 2013 dividend would be €0.61 per share, up 3.4% from €0.59 per share in respect of 2012.

The Board decided to ask shareholders at the Annual Meeting to re-elect Patricia Barbizet, Marie-Christine Coisne-Roquette, Paul Desmarais Jr. and Barbara Kux to new three-year terms as directors. It also noted that Claude Mandil, whose term expires at the upcoming Annual Shareholders’ Meeting, would not be standing for re-election. The vacant directorship will not be filled.

The Board also decided, in line with the recommendations of the AFEP-MEDEF code, the French corporate governance code that the company voluntarily applies, to submit to the shareholders at the Annual Meeting a resolution concerning the compensation owing to or attributed for 2013 to Christophe de Margerie, Chairman and Chief Executive Officer.

In addition, the Board will ask shareholders to vote on various delegations of authority and financial authorizations to be granted to the Board of Directors.

Lastly, the Board of Directors decided to request that shareholders approve various amendments to TOTAL S.A.’s bylaws (“status”):

•                  An amendment stipulating the process for appointing the director(s) representing employees on the Board, in compliance with the French Act of June 14, 2013 on job security.

•                  Two further amendments, one of which would raise the age limit of the Chairman from 65 to 70 years, and the other of which would raise the age limit of the Chief Executive Officer from 65 to 67 years.

•                  A final amendment designed to bring the bylaws into line with the French Decree of December 9, 2010 transposing the European Union Directive on the right of shareholders to appoint proxy holders to attend and vote at Annual Meetings.

TOTAL’s Board of Directors proposes a fourth quarter 2013 dividend of €0.61 per share, an increase of 3.4%

On February 11, 2014, the Board of Directors of TOTAL proposed a final dividend of €0.61 per share for the fourth quarter 2013, as described above.

Upon approval at the Annual Shareholders’ Meeting on May 16, 2014:

The final installment of €0.61 per share for the 2013 dividend will be paid according to the following timetable:

•                  Ex-dividend date: June 2, 2014

•                  Record date: June 4, 2014

•                  Payment date: June 5, 2014

American Depositary Receipts (“ADRs”) will receive the final installment of the 2013 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•                  Ex-dividend date    : May 28, 2014

•                  Record date: May 30, 2014

•                  Payment date: June 20, 2014

Registered ADR holders may also contact The Bank of New York Mellon for additional information.  Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

Angola: TOTAL sells its 15% interest in Block 15/06

On February 4, 2014, TOTAL announced the sale of its 15% participating interest in the offshore Angola Block 15/06 to Sonangol E&P.

The transaction is valued at $750 million (approximately €550 million(1)) and remains subject to customary approvals.

Block 15/06 is located approximately 350 km northwest of Luanda in deep offshore Angola and covers approximately 2,984 km2, with a water depth ranging from 220 m to 1,700 m.

Bolivia: start-up of production from Itaú Phase 2

On January 31, 2014, TOTAL announced the start-up of production from Phase 2 of the Itaú gas and condensate field located in Block XX (Tarija Oeste) in the Andean Cordillera foothills of Bolivia.

Building on the first phase of Itaú, which commenced production in February 2011, Phase 2 triples production capacity to 5 million cubic meters of gas per day (35,000 barrels of oil equivalent per day). The entire gas production of Itaú’s two phases will be processed in a dedicated new unit on the same site as the facilities for the neighboring San Alberto field. As with Phase 1 production, Phase 2 production will be exported mainly to Argentina.

Total E&P Bolivie discovered the Itaú field in 1999. The partners in the project with Total E&P Bolivie (41%) are Petrobras (30%, operator), BG Bolivia (25%) and YPFB Chaco (4%).

TOTAL becomes the first major to enter into shale gas licenses in the UK

On January 13, 2014, TOTAL announced that it had acquired a 40% interest in two shale gas exploration licenses in the United Kingdom. The interests are in Petroleum Exploration & Development Licenses 139 and 140 in the Gainsborough Trough area of the East Midlands region of the UK, which cover an area of 240 km2.

On completion of the transaction, TOTAL’s partners in the project will be GP Energy Limited (a subsidiary of Dart Energy Europe) (17.5%), Egdon Resources UK Ltd (14.5%), Island Gas Ltd (IGas) (14.5%) and eCorp Oil & Gas UK Ltd (13.5%). IGas will be the operator of the initial exploration program, with TOTAL subsequently taking over operatorship as the project moves towards development.

(1)      All figures in this exhibit expressed in U.S. dollars were translated into euro using the February 11, 2014 European Central Bank reference exchange rate of €1=$1.3676.